EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Horizon Financial Corp.

We consent to the incorporation by reference in the prospectuses constituting part of this Registration Statement (Form S-3) of our report dated June 11, 2008, relating to the consolidated financial statements of Horizon Financial Corp. as of March 31, 2008 and 2007, and for each of the years in the three-year period ended March 31, 2008, and in our same report, with respect to the effectiveness of internal control over financial reporting of Horizon Financial Corp. as of March 31, 2008, included in its Annual Report on Form 10-K for the year ended March 31, 2008.  We also consent to the references to our firm under the heading “Experts” in the prospectuses.

/s/ Moss-Adams LLP

Bellingham, Washington
November 17, 2008